EXHIBIT 21

Subsidiaries of the Company

The following is a list of the Company’s significant subsidiaries as of November 14, 2005:

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest

Husky Trading S.A.	Panama	100%
Panama Compania Armadora S.A.	Panama	100%
Skyvan Shipping Company S.A.	Panama	100%
Buenos Aires Compania Armadora S.A.	Panama	100%
Eaton Marine S.A.	Panama	100%
Chorrera Compania Armadora S.A.	Panama	100%
Cypres Enterprises Corp.	Panama	100%
Urbina Bay Trading S.A.	Panama	100%
Darien Compania Armadora S.A.	Panama	100%
Texford Maritime S.A.	Panama	100%
Changame Compania Armadora S.A.	Panama	100%
Cerada International S.A.	Panama	100%
Vesta Commercial S.A.	Panama	100%